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SEC FILE NUMBER
8 - 47186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 WASH. D.C. 189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MFR Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Third Avenue, Suite 1129
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ramirez (212) 416-5036
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue - Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

DD 4/18/14

KH 3/27

OATH OR AFFIRMATION

I, George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FERNANDA MENDIETA
Notary Public, State of New York
No. 01ME6257705
Qualified in Queens County
Commission Expires March 19, 2016

Notary Public

Signature

President

Title

Before me appeared George Ramirez on this 28th day of Febrory 2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

MFR Securities, Inc.
Statement of Financial Condition
December 31, 2013

MFR Securities, Inc.
Index to Financial Statement
December 31, 2013

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Board of Directors and Shareholder of
MFR Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 25, 2014

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2013

Assets	
Cash and cash equivalents	$ 4,647,878
Commissions receivable	32,173
Due from clearing organization	326,188
Investment, at fair value	11,940
Restricted investment, at fair value	82,355
Office furniture and equipment, net	24,177
Other assets	39,168
Total Assets	$ 5,163,879
Liabilities	
Accounts payable and accrued expenses	$ 41,881
Employee commissions payable	217,916
Income taxes payable	30,795
Deferred rent	80,474
Total Liabilities	371,066
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 100 issued, and outstanding	2,000
Additional paid in capital	3,742,242
Retained earnings	1,048,571
Total Shareholder's Equity	4,792,813
Total Liabilities and Shareholder's Equity	$ 5,163,879

See accompanying notes to financial statements.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2013

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less at the time of purchase.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a clearing deposit of $128,525 the Company maintains with its clearing broker. The required deposit is $100,000. As of December 31, 2013, the remaining receivable of $197,663 represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

Restricted Investments

The Company was required to purchase a certificate of deposit in the amount of $82,355 to be used as a deposit on its New York office lease. The certificate of deposit matures on July 22, 2014 and is renewed annually. The certificate of deposit has been recorded as a restricted investment in the statement of financial condition.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $112,129 and $87,952 respectively, with a net book value of $24,177 at December 31, 2013.

Income Taxes

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. Effective January 1, 2007 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state taxes owed by the Company are the responsibility of the Parent. The Company is responsible for New York City and California taxes.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2010 through 2013 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money Market

Valued using amortized cost.

Common Stock

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

Certificate of Deposit

Valued at fair value by discounting the related cash flows based on current yields considering the credit worthiness of the issuer.

2. Fair Value of Investments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Money markets	$ 2,517,510	$ -	$ -	$ 2,517,510
Common stock	11,940	-	-	11,940
Certificate of deposit	-	82,355	-	82,355
Total	$ 2,529,450	$ 82,355	$ -	$ 2,611,805

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents. The Company's investment in a certificate of deposit is classified within Level 2 of the fair value hierarchy because it is valued using a quoted price in market that is not active; or other inputs that are observable or can be corroborated by observable market data.

3. Operating Leases

The Company leases office space under operating leases in New York, California and Florida.

The future minimum annual lease payments at December 31, 2013 were as follows:

2014	319,893
2015	290,034
2016	241,695
Total	$ 851,622

4. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2013, the Company's net capital balance as defined by SEC Rule 15c3-1 was $4,613,140, which exceeded the minimum requirement of $100,000. At December 31, 2013, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.08 to 1.0.

5. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

6. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

7. Off-Balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $128,525 is pursuant to this agreement and is included in due from clearing organization.

The Company may enter into short-term transactions for the purchase or sale of asset-backed and mortgage-backed securities or other transactions that may result in delayed delivery of the securities. Consequently, the Company may have credit risk if its counterparties fail to perform their contractual obligations, and the value of the securities on the settlement date or any time during the term of the transaction vary substantially from the price at which such securities are bought or sold. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and is subject to master netting agreements in certain instances to mitigate the Company's exposure to counterparty credit risk.